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[LOGO] bid.com                           Bid.Com International Inc.
                                         6725 Airport Road, Suite 201
                                         Mississauga, ON  L4V 1V2
                                         Tel: 905-672-7467 / Facsimile: 905-672-
                                         Website:  www.bid.com
                                         (Nasdaq: BIDS, TSE: BII)

FOR IMMEDIATE RELEASE

                 BID.COM ANNOUNCES FIRST QUARTER 2000 RESULTS

              Business to Business Relationships Continue to Grow

TORONTO, ONTARIO -April 26, 2000- Bid.Com International Inc. (Nasdaq: BIDS,
TSE: BII), a leading enabler of dynamic pricing solutions, today announced its results for the first quarter ended March 31, 2000. All figures are in Canadian dollars. As of March 31, 2000, the exchange rate was Cdn$1.454 to US$1.00.

Revenue in the first quarter of 2000 increased 31.7% to $6.6 million compared to $5.0 million in the first quarter of 1999. Revenue decreased from $11.4 million in the seasonally strong fourth quarter of 1999. Revenues are derived from merchandise sales and shipping revenue from products sold on www.bid.com and
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from the provision of Bid.Com's licensed technology, consulting and related services.

Advertising and promotion expenses in the quarter were $3.1 million, or 47.6% of revenue, compared to $1.4 million, or 28.2% of revenue, for the first quarter of 1999 and $5.2 million, or 45.5% of revenue, in the quarter ending December 31, 1999. General and administrative expenses were $3.8 million, or 58.2% of revenue, in the first quarter compared to $2.4 million, or 48.2% of revenue, in the first quarter of 1999 and $3.9 million, or 34.4% of revenue, in the quarter ending December 31, 1999.

The net loss for the first quarter of 2000 was $7.8 million, or $0.15 per basic share, compared to a net loss of $3.5 million, or $0.09 per basic share, in the comparable period of 1999 and a net loss of $8.7 million, or $0.17 per basic share, in the fourth quarter of 1999.

During the quarter, the Company incurred one-time expenses totaling approximately $1.0 million and business to consumer ("B2C") advertising expenses of $3.1 million. Commenting on the financial results, Mr. Jeff Lymburner, President and CEO of Bid.Com International Inc. said, "The one-time expenses and the B2C advertising commitments affected our burn rate in the quarter. In addition, a free shipping program at www.bid.com that was in place during the
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first quarter due to competitive pressures negatively impacted the overall gross margin. Our growing focus on business to business ("B2B") will result in a dramatic decline in these expenses during future quarters."

Strategic Alliances

Bid.Com's strategy is based on leveraging its proprietary technology platform by providing "powered by Bid.Com" e-commerce enabling solutions to customers in return for license and services fees and a percentage of sales or profits. Partnerships and alliances with leading Internet companies will continue to be an important part of the Company's strategy. In addition to Bid.Com's existing relationships with CapGemini Group, Point2 Internet Systems, Megawheels.Com and ValueVision TV (an NBCi company), the Company continued to diversify into the much larger and rapidly growing business-to-business segment of the on-line auction and


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Bid.Com International Inc.
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fixed price market, with the following key initiatives and developments in the first quarter:

 . Entered into a strategic marketing alliance and customer relationship with GE
  Capital to provide Bid.Com's dynamic e-commerce pricing solutions and hosted applications to GE Capital and its partners on a global basis.

 . Announced an alliance with Research In Motion to allow secure wireless interaction and e-commerce transactions utilizing Bid.Com's on-line auction products and services and RIM's wireless products and services.

 . Entered into a technology licensing agreement with The Art Vault for the on-line auction of arts and antiquities.

 . Bid.Com's subsidiary, Point2Internet Systems, hosted a successful unreserved heavy equipment auction where every piece of equipment was sold and grossed approximately $1 million.

 . Entered into an agreement with First Power Corporation to launch an on-line procurement service for the electrical utility and power generation industry.

 . Bid.Com's subsidiary, Point2 Internet Systems, signed an agreement with GE
  Capital whereby GE Capital will be a preferred supplier of financing solutions for Point2's heavy equipment customers.

 . Announced a strategic alliance with Sunday Business Post to develop and implement an e-commerce strategy for Europe's expanding B2B market.

"We are very pleased with the caliber of alliances and transactions completed in the first quarter," stated Mr. Lymburner. "Our various agreements, typically include an upfront licensing or service fee, a monthly hosting fee, and an ongoing revenue sharing component. Deferred B2B revenue which will be recognized in future quarters total approximately $3.2 million as of March 31, 2000 (an increase of approximately 41% over December 31, 1999) and our portfolio of strategic investments continues to build quarter over quarter. We are confident that this strategy is sound and in the long term will yield a sustainable, profitable business."

"In the first quarter, Bid.Com's Chairman and Co-founder, Mr. Paul Godin announced his intention to step down effective June 14, 2000, at Bid.Com's Annual Meeting of Shareholders," commented Mr. Lymburner. "Paul will remain on Bid.Com's Board of Directors, where his vision and entrepreneurial spirit will continue to be greatly valued by management and staff."


About Bid.Com International Inc.
--------------------------------


Founded in 1995, Bid.Com offers a comprehensive suite of on-line Dynamic Pricing Solutions for business-to-business and business-to-consumer markets. Bid.Com offers multiple online transaction methods, providing fixed price, traditional auction, real-time declining price (Dutch) auction and reverse auctions (Request for Quotation/Proposal (RFQ/RFP)) all within the same business-to-business or consumer-based application. A growing number of major online players have made Bid.Com their dynamic pricing technology partner in sectors such as electronic media, travel, wireless communications, automotive, heavy machinery, arts and culture, and retail. Partners include GE Capital, Research In Motion, Rogers New Media, CapGemini, The Art Vault, First Power Corporation, Sunday Business Post and ValueVision Interactive (an NBCi company).

Bid.Com has offices in Toronto, Tampa, Dublin, and Melbourne, Australia, and the company's shares trade on both the NASDAQ National Market and the Toronto Stock Exchange (NASDAQ: BIDS, TSE: BII).
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Bid.Com International Inc.
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This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows and capital requirements. Forward-looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the Company's ability to further develop its business-to-business and licensing businesses, the Company's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's amended Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

To receive additional information about Bid.Com International Inc. please visit www.bid.com.
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CONTACT:
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Greg Bewsh, Vice President, Investor Relations
Tel: (905) 672-7467 ext. 322
Fax: (905) 672-9928
Email: investorrelations@bid.com
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                           (Financial Tables Follow)
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Bid.Com International Inc.
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                           Bid.Com International Inc.
                            Statement of Operations
     (expressed in thousands of Canadian dollars, except per share amounts)
                          (Canadian GAAP, Unaudited)

                                                          Three Months Ended
                                                               March 31
                                                  2000               2000               1999
                                              --------           --------           --------
                                                         (translated
                                                            into
                                                           US$ at $US =
                                                          Cdn$1.4538 for
                                                           Convenience)

Revenue                                       $  6,604           $  4,543           $  5,015
                                              ----------------------------------------------

Direct expenses                                  6,943              4,776              4,526
General and administrative                       3,841              2,642              2,416
Advertising and promotion                        3,141              2,161              1,413
Software development and expense                   434                299                186
Depreciation and amortization                      256                176                 85
                                              ----------------------------------------------
                                              $ 14,615           $ 10,054           $  8,626

Interest income                                    248                171                101
                                              ----------------------------------------------

Net loss                                       ($7,763)           ($5,340)           ($3,510)
                                              ==============================================

Loss per basic share                            ($0.15)            ($0.10)            ($0.09)
                                              ==============================================

Weighted average common
shares outstanding                              52,879             52,879             38,529
                                              ==============================================


                                            March 31        March 31,         December 31,
Balance Sheet Data:                               2000               2000               1999
                                            ------------------------------------------------
                                          (unaudited)      (unaudited)         (audited)
                                                             (in US$)

Cash and marketable securities                $ 12,869           $  8,852           $ 21,497
Other current assets                             5,980              4,113              6,495
Other assets                                     8,921              6,136              8,751
                                              --------           --------           --------
Total assets                                  $ 27,770           $ 19,101           $ 36,743
                                              ========           ========           ========
Total current liabilities                        2,520              1,733              5,504
Total short & long-term deferred revenue
                                                 3,178              2,186              2,254
Total stockholders' equity                      22,072             15,182             28,985
                                              --------           --------           --------
Total liabilities and shareholders'           $ 27,770           $ 19,101           $ 36,743
 equity                                       ========           ========           ========

              CERTAIN PRIOR PERIOD AMOUNTS HAVE BEEN RECLASSIFIED
                 TO CONFORM TO THE CURRENT PERIOD PRESENTATION